UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

_______________________

Longtop Financial Technologies Limited (Exact Name of Registrant as Specified in its Charter)
15/F, Block A, Chuangxin Building Software Park Xiamen, 361005 People’s Republic of China (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____       No ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____       No ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On February 18, 2009, Longtop Financial Technologies Limited (the “Company”) issued a press release regarding its unaudited financial results for the fiscal quarter ended December 31, 2008.  The Company’s press release is furnished as Exhibit 99.1.

The press release of the Company attached as Exhibit 99.1 contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  A description of factors and risks that could cause actual results to differ from those set forth in such forward looking statements is included in the press release and is incorporated herein by reference.

Exhibits.

99.1 Press release regarding financial results for the fiscal quarter ended December 31, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: February 19, 2009

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

By: /s/ Derek Palaschuk

Name: Derek Palaschuk

Title: Chief Financial Officer

LONGTOP FINANCIAL TECHNOLOGIES LIMITED ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE FISCAL QUARTER ENDED DECEMBER 31, 2008

● Third Quarter Total Revenues of US$32.9 million, an Increase of 79.3% Year-on-Year;

● Third Quarter Adjusted Net Income of US$16.5 million, an Increase of 57.7% Year-on-Year;

● Generated Third Quarter Operating Cash Flow of US$18.8 million;

● Full Year 2009 Revenue Guidance Increased to US$104.4 million from US$98.5 million, Adjusted Net Income Guidance         Increased to US$50 million from US$49.5 million and Adjusted Diluted Earnings Per Share Guidance Increased to US$0.96 Per Share from US$0.94 Per Share

Xiamen, China, February 18, 2009 – Longtop Financial Technologies Limited (“Longtop”) (NYSE: “LFT”), a leading software developer and solutions provider targeting the financial services industry in China, announced today unaudited financial results for the quarter ended December 31, 2008, which is the third quarter of its fiscal year ending March 31, 2009.

“I’m pleased to report another outstanding quarter in which we exceeded our top and bottom line guidance. Longtop is able to perform well even in a challenging economic environment because our software solutions and services are indispensable business technology for our customers and generate recurring revenue and profits; we serve a diversified and well-funded customer base keen to invest in information technology; and we operate in a market with long-lasting growth potential,” commented Weizhou Lian, CEO of Longtop. “Based on these strong business fundamentals and our ongoing discussions with customers about their IT spending plans, we remain confident we can achieve our existing 2010 financial targets.”

FISCAL THIRD QUARTER DETAILED FINANCIAL RESULTS

Revenue

2008 Q3 and 2009 Q3 Revenue - US$000s
	Three months ended			Nine months ended
	December31, 2007	December31, 2008	% Change	December31, 2007	December31, 2008	% Change
Software Development	$ 15,299	$ 28,857	88.6%	$ 41,631	$ 68,509	64.6%
Other Services	$ 3,047	$ 4,041	32.6%	$ 8,141	$ 11,905	46.2%
Total Revenue	$ 18,346	$ 32,898	79.3%	$ 49,772	$ 80,414	61.6%

Total revenues for the quarter ended December 31, 2008, were US$32.9 million, an increase of 79.3% year-on-year (YoY) from US$18.3 million in the corresponding year ago period, and exceeded company guidance of US$29.0 million. Software development revenues of US$28.9 million contributed 87.7% of total revenues, a YoY increase of 88.6%.

Total revenues for the nine months ended December 31, 2008, were US$80.4 million, an increase of 61.6% YoY from US$49.8 million in the corresponding year ago period.  Software development revenues, which were 85.2% of total revenues for the nine months ended December 31, 2008, amounted to US$68.5 million, a YoY increase of 64.6%.

Software Development Revenue by customer type - US$000s

	Three months ended			Nine months ended
	December31, 2007	December31, 2008	% Change (Decrease)	December31, 2007	December31, 2008	% Change (Decrease)
Big Four Banks	5,113	13,000	154.3%	21,507	34,028	58.2%
Other Banks	5,645	11,177	98.0%	12,291	25,099	104.2%
Insurance	2,562	3,699	44.4%	4,449	6,868	54.4%
Enterprises	1,979	981	(50.4%)	3,384	2,514	(25.7%)
Total	15,299	28,857	88.6%	41,631	68,509	64.6%

Software development revenue from the Big Four Banks in the third quarter was US$13.0 million, an increase of 154.3% YoY. The higher than normal Big Four Banks growth rate for the quarter was primarily due to a number of standardized solutions being postponed to the third quarter due to the Olympics which had taken place in the second quarter.  Big Four banks accounted for 45.0% of software development revenues for the fiscal third quarter 2009, as compared to 33.4% in the corresponding year ago period. Software development revenue from the Big Four Banks for the nine months ended December 31, 2008, was US$34.0 million, an increase of 58.2% YoY. Big Four Banks accounted for 49.7% of software development revenues for the nine months ended December 31, 2008, as compared to 51.7% in the corresponding year ago period.

Software development revenue from Other Banks in the third quarter was US$11.2 million, a YoY increase of 98.0%. Other Banks accounted for 38.8% of software development revenues for the three months ended December 31, 2008, as compared to 37.0% in the corresponding year ago period.  Software development revenue from Other Banks for the nine months ended December 31, 2008, was US$25.1 million, an increase of 104.2% YoY. Other Banks accounted for 36.6% of software development revenues for the nine months ended December 31, 2008, as compared to 29.5% in the corresponding year ago period.

Gross Margins

	Three months ended			Nine months ended
	December31, 2007	December31, 2008	% Change (Decrease)	December31, 2007	December31, 2008	% Change (Decrease)
Adjusted Software Development Gross Margin	72.2%	76.4%	4.2%	77.9%	74.2%	(3.7%)
Adjusted Other Services Gross Margin	66.3%	33.8%	(32.5%)	70.2%	51.9%	(18.3%)
Adjusted Total Gross Margin %	71.2%	71.2%	(0.0%)	76.6%	70.9%	(5.7%)

Adjusted Software Development Gross Margin was 76.4% in the third quarter as compared to 72.2% a year ago due to a lower mix of customized revenue with 55.4% of revenue coming from customized solutions this year as compared to 58.9% in the previous year. For the nine months ended December 31, 2008, 62.5% of software development revenue was from customized solutions as compared to 54.6% in the previous year. Adjusted Total Gross Margin of 71.2% in the third quarter was in line with the Company’s guidance and the same as the corresponding year ago period. Adjusted Other Services Gross Margin declined to 33.8% in the third quarter from 66.3% a year ago due to investment in additional headcount and a higher mix of lower gross margin ATM revenues resulting from the acquisition of Huayuchang.

Operating Expenses

	Three months ended			Nine months ended
	December31, 2007	December31, 2008	% Change	December31, 2007	December31, 2008	% Change
Adjusted Operating Expenses - US$000s	3,710	6,113	64.8%	9,640	15,119	56.8%
Adjusted Operating Expenses - % of revenue	20.2%	18.6%	-	19.4%	18.8%	-

Adjusted Operating Expenses, which were 18.6% and 18.8% of revenue for the three and nine months ended December 31, 2008, are in line with full year Company guidance of 20.0%.  The YoY increase in total Adjusted Operating Expenses of 56.8% for the first nine months of fiscal 2009 is less than total revenue growth of 61.6% demonstrating leverage in Longtop’s business model.

Operating and Net Income

	Three months ended			Nine months ended
	December31, 2007	December31, 2008	% Change	December31, 2007	December31, 2008	% Change
Adjusted Operating Income - US$000s	9,352	17,299	85.0%	28,501	41,923	47.1%
Adjusted Operating Income - % of revenue	51.0%	52.6%	-	57.3%	52.1%	-

Adjusted Operating Income was US$17.3 million for the third quarter and US$42.0 million for the nine months ended December 31, 2008, a YoY increase of 85.0% and 47.1%, respectively. Adjusted Operating Margin for the nine months ended December 31, 2008, was 52.1%, higher than the Company guidance of 50.0% for the full year.

	Three months ended			Nine months ended
	December31, 2007	December31, 2008	% Change (Decrease)	December31, 2007	December31, 2008	% Change (Decrease)
Adjusted Net Income - US$000s	10,481	16,532	57.7%	27,546	40,597	47.4%
Adjusted Net Income per Diluted Share	0.22	0.32	45.6%	0.62	0.78	25.8%
Adjusted Net Income - % of revenue	57.1%	50.3%	-	55.3%	50.5%	-
US GAAP Net Income (Loss) - US$000s	(16,527)	14,356	-	(1,679)	34,640	-
US GAAP Net Income (Loss) per Diluted Share	(0.37)	0.28	-	(0.04)	0.66	-
US GAAP Net Income - % of revenue	-	43.6%	-	-	43.1%	-

Reconciliation between US GAAP Net Income (Loss) and Adjusted Net Income

	Three months ended			Nine months ended
	December31, 2007	December31, 2008	% Change (Decrease)	December31, 2007	December31, 2008	% Change (Decrease)
Adjusted Net Income - US$000s	10,481	16,532	57.7%	27,546	40,597	47.4%

Share-based compensation	26,546	1,463	(94.5%)	26,988	4,205	(84.4%)
Amortization of acquired intangible assets	462	661	43.1%	944	1,643	74.0%
Amortization of acquired deferred compensation	-	52	-	-	109	-
Loss from discontinued operations	-	-	-	1,293	0	(100.0%)
Sub-total	27,008	2,176	(91.9%)	29,225	5,957	(79.6%)

US GAAP Net Income (Loss)	(16527)	14,356	-	(1679)	34,640	-

Adjusted Net Income for the quarter ended December 31, 2008, of US$16.5 million or US$0.32 per fully diluted share increased 57.7% as compared to Adjusted Net Income of US$10.5 million in the corresponding year ago period, and exceeded Company guidance of US$15.5 million and US$0.30 per fully diluted share.

US GAAP net income for the quarter ended December 31, 2008, of US$14.4 million or US$0.28 per fully diluted share was significantly higher than the  US GAAP net loss of US$16.5 million in the corresponding year ago period primarily due to US$24.8 million one-time share-based compensation expenses related to ordinary shares that prior to the Initial Public Offering  were sold by one of our Founders to Longtop's employees and included in the US GAAP net loss for the three months ended December 31, 2007.

Adjusted Net Income for the nine months ended December 31, 2008, of US$40.6 million or US$0.78 per fully diluted share increased 47.4% as compared to Adjusted Net Income of US$27.5 million in the corresponding year ago period. US GAAP net income for the nine months ended December 31, 2008, was US$34.7 million or US$0.66 per fully diluted share as compared to a US GAAP net loss of US$1.7 million in the corresponding year ago period which included US$24.8 million in one time share-based compensation expenses mentioned above.  Adjusted and US GAAP net income for the nine months ended December 31, 2008, included US$1.1 million in exchange losses on US dollar denominated deposits which were in China pending conversion to Renminbi, and included a US$877,000 government subsidy (nine months ended December 31, 2007: Nil).

Unrestricted cash balances at December 31, 2008, were US$236.4 million giving the Company sufficient resources for potential acquisitions in the still fragmented China financial IT services sector.

Commenting on the results, Derek Palaschuk, CFO of Longtop said:  “Even in this challenging economic environment we have once again been able to deliver outstanding financial results and are now expecting 2009 fiscal year YoY revenue growth of 58.5% and Adjusted Net Income YoY growth of 47.4% which is up substantially from our earlier guidance.  This strong growth is supported by robust cash flow from operations, which was US$18.8 million during the quarter, leaving us with a December 31, 2008, cash balance of US$236.4 million or US$4.67 per ordinary share.

BUSINESS OUTLOOK

Longtop anticipates for the quarter ending March 31, 2009:

i) Total revenues of US$24.0 million, compared to previous guidance in November 2008 of US$21.5 million; representing an increase of 49.1% YoY from revenues of US$16.1 million in the corresponding year ago period. Total software development revenues are expected to be US$20.0 million, US$1.0 million higher than previous guidance and a YoY increase of 46.0% from US$13.7 million in the corresponding year ago period;

ii) Adjusted Operating Income of US$10.0 million as compared to Adjusted Operating Income of US$7.4 million in the corresponding year ago period. The corresponding year ago Adjusted Operating Income of US$7.4 million included a non recurring  gain  of $662,000 on the disposal of fixed  assets, and excluding this one time gain YoY growth is expected to be 47.5%.

iii) Adjusted Net Income of US$9.2 million or US$0.18 per diluted share, representing an increase of 48.4% YoY from Adjusted Net Income of US$6.2 million in the corresponding year ago period.

Longtop anticipates for its fiscal year ending March 31, 2009:

i) Total revenues of US$104.4 million, compared to previous guidance in November 2008 of US$98.5 million, representing an increase of 58.4% YoY from revenues of US$65.9 million in fiscal year 2008;

ii) Adjusted Net Income of US$50.0 million, compared to previous guidance in November 2008 of US$49.5 million, representing an increase of 47.9% YoY from Adjusted Net Income of US$33.8 million in fiscal year 2008;

iii) Adjusted Diluted Earnings Per Share of US$0.96 per share compared to US$0.94 guidance provided in November 2008, representing an increase of 31.5% YoY from Adjusted Diluted Earnings Per Share of US$0.73 in fiscal year 2008.

CONFERENCE CALL AND WEBCAST

Longtop's senior management team will host a conference call and audio web cast at 7:00 pm US Eastern Time/ 4:00 pm U.S. Pacific Time on February 18, 2009 (8:00 am Beijing/Hong Kong time on February 19, 2009).  To participate in the conference call, please use the dial in numbers below:

U.S Toll Free: 1-866-549-1292

China Toll Free: 800-701-1223

Hong Kong and International: +852-3005-2050

Passcode: 765115#

A replay of the call will be available for 30 days following the call and can be accessed on the Company website or by dialing the numbers below:

U.S Toll Free: 1-866-753-0743

Hong Kong and International: +852-3005-2020

Passcode: 136397#

A live audio webcast of the conference call, as well as online replay of the call, will be available on Longtop’s website at www.longtop.com/en.

NON-GAAP DISCLOSURE (“ADJUSTED”)

To supplement the unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Longtop's management reports and uses non-GAAP (“Adjusted”) measures of revenues, cost of revenues, operating expenses, net income and net income per share, which are adjusted from results based on GAAP.  To supplement our financial results presented on a GAAP basis, we use the non-GAAP measures to exclude certain business combination accounting entries and expenses related to acquisitions, as well as other significant expenses including share-based compensation that we believe are helpful in understanding our past financial performance and our future results. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Compensation of our executives is based in part on the performance of our business based on these non-GAAP measures.  Management believes these non-GAAP financial measures enhance the user's overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP financial measures provide useful information to both management and investors by excluding certain items that we believe are not indicative of our core operating results. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP. We encourage investors to examine the reconciling adjustments between the GAAP and non-GAAP measures contained in this release and which we discuss below.  Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

Definitions of Non-GAAP Measures

Adjusted Cost of Revenue is defined as cost of revenue excluding, if applicable: (1) non-cash compensation expense and (2) amortization of acquired intangibles.

Adjusted Gross Margin is defined as Adjusted Revenue less Adjusted Cost of Revenue.

Adjusted Operating Expenses is defined as operating expenses excluding, if applicable: (1) non-cash compensation expense,(2) amortization of acquired intangibles, deferred compensation arising on acquisition and goodwill impairment, and (3) one-time items.

Adjusted Operating Income is defined as Adjusted Gross Margin less Adjusted Operating Expenses.

Adjusted Net Income is defined as Adjusted Operating Income plus/minus other income/(expenses), less income taxes, excluding: (1) one-time items and  (2) discontinued operations.

Adjusted EPS is defined as Adjusted Net Income divided by diluted shares.

One-Time Items, if applicable, are excluded from Adjusted Operating Income and Adjusted Net Income.  These items are one-time in nature and non-recurring, infrequent or unusual, and have not occurred in the past two years or are not expected to recur in the next two years. GAAP results include one-time items.

Expenses That Are Excluded From Our Non-GAAP Measures

Non-cash compensation expense consists principally of expense associated with the grants, including unvested grants assumed in acquisitions, of restricted stock, restricted stock units and stock options. These expenses are not paid in cash, and we include the related shares in our fully diluted shares outstanding which, for restricted stock units and stock options, are included on a treasury method basis. Longtop's management believes excluding the share-based compensation expense from its non-GAAP financial measure is useful for itself and investors. Further, the amount of share-based compensation expense cannot be anticipated by management and business line leaders and these expenses were not built into the annual budgets and quarterly forecasts, which have been the basis for information Longtop provides to analysts and investors as guidance for future operating performance. Although share-based compensation is a key incentive offered to our employees, and we believe such compensation contributed to the revenues earned during the periods presented and also believe it will contribute to the generation of future period revenues, and as share-based compensation expense does not involve any upfront or subsequent cash outflow, Longtop does not factor this in when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, the monthly financial results for internal reporting and any performance measure for commission and bonus are based on non-GAAP financial measures that exclude share-based compensation expense.

Amortization of acquired intangibles is a non-cash expense relating to acquisitions. At the time of an acquisition, the intangible assets of the acquired company, such as backlog, customer relationships, and intellectual property, are valued and amortized over their estimated lives. While it is likely that we will have significant intangible amortization expense as we continue to acquire companies, we have excluded the effect of amortization of intangible assets from our non-GAAP financial measures. Amortization of intangible assets is inconsistent in amount and frequency and is significantly affected by the timing and size of our acquisitions. Investors should note that the use of intangible assets contributed to revenues earned during the periods presented and will contribute to future period revenues as well.

Acquisition proceeds allocated to deferred compensation arises where a portion of the purchase price paid to shareholders is considered compensation expense rather than purchase price under US GAAP. Deferred compensation arising on acquisition is inconsistent in amount and frequency and is significantly affected by the timing and size of our acquisitions. Investors should note that the use of deferred compensation arising on acquisition contributed to revenues earned during the periods presented and will contribute to future period revenues as well.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

It is currently expected that the Business Outlook will not be updated until the release of Longtop’s next quarterly earnings announcement; however, Longtop reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as ''believes,'' ''expects,'' ''anticipates,'' ''intends,'' ''estimates,'' the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the effectiveness, profitability, and marketability of the company's solutions; the Company's limited operating history; its reliance on a limited number of customers that  continue to account for a high percentage of the Company’s revenues; risk of payment failure by any of its large customers, which could significantly harm the Company's cash flows and profitability; the ability of the Company to operate effectively as a public company; future shortage or availability of the supply of employees; general economic and business conditions; including the current severe worldwide economic downturn and slower growth in China; the volatility of the company's operating results and financial condition; the company's ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the company's filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Our actual results of operations for the quarter ended September 30, 2008, are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change.

About Longtop Financial Technologies Limited

Longtop is a leading software development and solutions provider targeting the rapidly growing financial services industry in China. Longtop develops and delivers a comprehensive range of software applications and solutions with a focus on meeting the rapidly growing IT needs of financial institutions in China. According to the independent market research firm IDC, Longtop is positioned as the "most competitive banking IT solutions provider" in China in 2007, as measured by both development strategy and development capability in the IDC MarketScape analysis model. Longtop has five solution delivery centers, three research centers and thirty-nine service centers located in 20 provinces throughout China. Longtop was founded in 1996 by Xiaogong Jia, Chairman and Weizhou Lian, CEO, as a system integration company focusing on the financial services industry in China and made the transition to a software and solutions provider in 2001. For more information, please visit: www.longtop.com.

Contact us

Longtop Financial Technologies Limited

Charles Zhang, CFA

Email: ir@longtop.com

Phone: +86 10 8421 7758

IR Inside BV

Caroline Straathof

Email: caroline.straathof@irinside.com

Phone: +31 6 5462 4301

CONSOLIDATED BALANCE SHEETS

	March 31,2008	September 30,2008	December 31,2008
	(In U.S. dollar thousands, except share and per share data)
Assets
Current assets:
Cash and cash equivalents	$ 204,526	$ 208,996	$ 236,432
Restricted cash	6,733	10,926	1,173
Accounts receivable, net	21,254	37,488	33,559
Inventories	1,351	3,895	3,478
Deferred tax assets	1,517	106	1,940
Other current assets	3,843	6,313	5,321

Total current assets	239,224	267,724	281,903

Fixed assets, net	8,167	18,722	13,302
Land use right	-	-	5,193
Intangible assets, net	7,764	8,929	11,585
Goodwill	14,966	16,559	17,900
Long term investment	-	2,171	-
Deferred tax assets	246	834	834
Other assets	524	1,192	1,162

Total assets	$ 270,891	$ 316,131	$ 331,879

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	$ 512	$ 619	$ 567
Accounts payable	4,143	12,801	3,533
Deferred revenue	9,487	17,037	22,008
Amounts due to related parties	54	-	-
Deferred tax liabilities	491	504	503
Accrued and other current liabilities	18,773	17,513	22,095

Total current liabilities	33,460	48,474	48,706

Long-term liabilities:
Obligations under capital leases, net of current portion	233	220	133
Deferred tax liabilities	1,863	2,331	2,136
Other non-current liabilities	445	259	351

Total liabilities	36,001	51,284	51,326

Shareholders’ equity:
Ordinary shares $0.01 par value (1,500,000,000 shares authorized, 50,274,126 and 50,670,651 shares issued and outstanding as of March 31 and December 31, 2008, respectively)	$ 502	$ 506	$ 507
Additional paid-in capital	234,771	238,287	240,174
Retained earnings/(Accumulated deficit)	(14,021)	6,263	20,619
Accumulated other comprehensive income	13,638	19,791	19,253

Total shareholders' equity	234,890	264,847	280,553

Total liabilities and shareholders' equity	$ 270,891	$ 316,131	$ 331,879

CONSOLIDATED STATEMENTS OF OPERATIONS
	Three Months Ended		Nine Months Ended
	December 31,2007	December 31,2008	December 31,2007	December 31,2008
	(In U.S. dollar thousands, except share and per share data)
Revenues:
Software development	$ 15,299	$ 28,857	$ 41,631	$ 68,509
Other services	3,047	4,041	8,141	11,905
Total revenues	18,346	32,898	49,772	80,414

Cost of revenues:
Software development	11,906	7,346	16,855	19,116
Other services	1,423	3,134	3,309	6,880
Total cost of revenues	13,329	10,480	20,164	25,996
Gross profit	5,017	22,418	29,608	54,418

Operating expenses:
Research and development	2,172	1,318	3,093	3,631
Sales and marketing	6,088	3,393	7,917	7,801
General and administrative	14,413	2,584	18,029	7,020
Total operating expenses	22,673	7,295	29,039	18,452
Income (Loss) from operations	(17,656)	15,123	569	35,966

Other income (expenses):
Interest income	1,682	922	2,155	4,438
Interest expense	(318)	(13)	(756)	(305)
Other income (expense), net	180	3	246	(292)

Total other income	1,544	912	1,645	3,841

Income (Loss) before income tax expense	(16,112)	16,035	2,214	39,807
Income tax expense	(415)	(1,679)	(2,600)	(5,167)

Income (Loss) from continuing operations	(16,527)	14,356	(386)	34,640
Loss from discontinued operations, net of tax	-	-	(1,293)	-
Net income (Loss)	(16,527)	14,356	(1,679)	34,640

Net income (Loss) per share:
Continuing operations	$ (0.37)	$ 0.28	$ (0.01)	$ 0.69
Discontinued operations	$ -	$ -	$ (0.03)	$ -
Basic ordinary share	$ (0.37)	$ 0.28	$ (0.04)	$ 0.69
Continuing operations	$ -	$ -	$ (0.01)	$ -
Discontinued operations	$ -	$ -	$ (0.03)	$ -
Basic preferred share	$ -	$ -	$ (0.04)	$ -
Continuing operations	$ (0.37)	$ 0.28	$ (0.01)	$ 0.66
Discontinued operations	$ -	$ -	$ (0.03)	$ -
Diluted	$ (0.37)	$ 0.28	$ (0.04)	$ 0.66

Shares used in computation of net income (Loss) per share:
Basic ordinary share	45,103,478	50,590,358	34,835,235	50,467,808
Basic preferred share	-	-	7,699,292	-
Diluted	45,103,478	52,073,161	44,279,893	52,328,310

Includes share-based compensation related to:
Cost of revenues software development	$ 7,545	$ 432	$ 7,551	$ 1,211
Cost of revenues other services	164	63	164	185
General and administrative expenses	13,008	477	13,422	1,422
Sales and marketing expenses	4,437	389	4,459	1,102
Research and development expenses	1,392	102	1,392	285

UNAUDITED CONSOLIDATED ADJUSTED STATEMENTS OF OPERATIONS

	Three Months Ended		Nine Months Ended
	December 31,2007	December 31,2008	December 31,2007	December 31,2008
Revenues:
Software development	15,299	28,857	41,631	68,509
Other services	3,047	4,041	8,141	11,905
Total revenues	18,346	32,898	49,772	80,414

Cost of revenues:
Software development	11,906	7,346	16,855	19,116
Other services	1,423	3,134	3,309	6,880
Total cost of revenues	13,329	10,480	20,164	25,996

Cost of revenue adjustments:
Share-based compensation software development	(7,545)	(432)	(7,551)	(1,211)
Share-based compensation other services	(164)	(63)	(164)	(185)
Amortization of acquired intangible assets other services	(233)	(363)	(715)	(895)
Amortization of acquired intangible assets software development	(103)	(84)	(103)	(224)
Amortization of acquired deferred compensation other services	-	(34)	-	(73)
Amortization of acquired deferred compensation software development	-	(18)	-	(36)

Adjusted cost of revenues:
Software development	4,258	6,812	9,201	17,645
Other services	1,026	2,674	2,430	5,727
Total adjusted cost of revenues	5,284	9,486	11,631	23,372

Gross profit	5,017	22,418	29,608	54,418

Adjusted gross profit	13,062	23,412	38,141	57,042

Operating expenses:
Research and development	2,172	1,318	3,093	3,631
Sales and marketing	6,088	3,393	7,917	7,801
General and administrative	14,413	2,584	18,029	7,020
Total operating expenses	22,673	7,295	29,039	18,452

Operating expense adjustments:
Share-based compensation research and development	(1,392)	(102)	(1,392)	(285)
Share-based compensation sales and marketing	(4,437)	(389)	(4,459)	(1,102)
Share-based compensation general and administrative	(13,008)	(477)	(13,422)	(1,422)
Amortization of acquired intangible assets sales and markeing	(100)	(152)	(100)	(395)
Amortization of acquired intangible assets general and administrative	(26)	(62)	(26)	(129)

Adjusted operating expenses:
Research and development	780	1,216	1,701	3,346
Sales and marketing	1,551	2,852	3,358	6,304
General and administrative	1,379	2,045	4,581	5,469
Total adjusted operating expenses	3,710	6,113	9,640	15,119

Income (loss) from operations	(17,656)	15,123	569	35,966

Adjusted income from operations	9,352	17,299	28,501	41,923

Other income (expenses):
Interest income	1,682	922	2,155	4,438
Interest expense	(318)	(13)	(756)	(305)
Other income (expenses) , net	180	3	246	(292)

Total other income	1,544	912	1,645	3,841

Adjusted other income (expenses):
Interest income	1,682	922	2,155	4,438
Interest expense	(318)	(13)	(756)	(305)
Other (expenses) income, net	180	3	246	(292)
Total adjusted other income	1,544	912	1,645	3,841

Income (loss) before income tax expense	(16,112)	16,035	2,214	39,807

Adjusted income before income tax expense	10,896	18,211	30,146	45,764

Income tax expense	(415)	(1,679)	(2,600)	(5,167)

Income (loss) from continuing operations	(16,527)	14,356	(386)	34,640

Adjusted income from continuing operations	10,481	16,532	27,546	40,597

Loss from discontinued operations	-	-	(1,293)	-

Net income (loss)	(16,527)	14,356	(1,679)	34,640

Adjusted net income	10,481	16,532	27,546	40,597

Adjusted net income per share:
Basic ordinary share	$ 0.23	$ 0.33	$ 0.65	$ 0.80
Diluted	$ 0.22	$ 0.32	$ 0.62	$ 0.78

Shares used in computation of net income and adjusted net income per share:
Basic ordinary share	45,103,478	50,590,358	34,835,235	50,467,808
Basic preferred share	-	-	7,699,292	-
Diluted	47,679,365	52,073,161	44,279,893	52,328,310

CONSOLIDATED STATEMENTS OF CASH FLOWS
	Three Months Ended		Nine Months Ended
	December 31,2007	December 31,2008	December 31,2007	December 31,2008
	(In U.S. dollar thousands, except share and per share data)
Cash flows from operating activities:
Net income	$ (16,527)	$ 14,356	$ (1,679)	$ 34,640
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	26,546	1,463	26,988	4,205
Depreciation	370	791	1,224	2,109
Amortization of intangibles	505	716	1,157	1,789
Amortization of land use right	-	82	-	82
Provision for doubtful accounts	144	55	140	101
Impairment of intangible asset	-	-	393	-
Loss on disposal of fixed assets	38	165	36	207
Changes in assets and liabilities, net of effects of acquisitions:				-
Accounts receivable	(7,201)	3,783	(8,963)	(10,681)
Inventories	986	408
Other current assets	(1,546)	1,236	(3,968)	(1,118)
Other non-current assets	14	104	83	(575)
Other non-current liabilities	-	6	20	(188)
Accounts payable	3,444	(9,337)	1,586	(1,075)
Deferred revenue	6,945	5,011	7,826	12,043
Accrued and other current liabilities	51	1,836	340	(654)
Deferred income taxes	(753)	(1,836)	(557)	(965)
Net cash provided by operating activities	13,016	18,839	24,211	39,399
Cash flows from investing activities:
Change in restricted cash	(12,311)	9,753	(9,163)	5,560
Proceeds from sale of fixed assets	-	11	32	225
Purchase of fixed assets	(213)	(1,005)	(806)	(13,041)
Purchase of intangible assets	(82)	-	(85)	(3)
Long term investment	-	-	-	(3,911)
Acquisitions, net of cash acquired	-	(19)	(3,824)	(1,397)
Amounts due from related parties	4	-	(50)	-
Net cash used in investing activities	(12,602)	8,740	(13,896)	(12,567)
Cash flows from financing activities:
Proceeds from short-term borrowings	6,109	-	28,576	-
Repayment of short-term borrowings	(15,381)	-	(25,770)	-
Dividend paid	(30,000)	-	(36,105)	-
Stock options exercised	478	425	478	1,203
Sale of ordinary shares, net of issue costs	146,470	-	146,470	-
Repayments of capital leases obligations	(128)	(139)	(426)	(721)
Amounts due to related parties	11,825	-	11,825	(54)

Net cash provided by financing activities	119,373	286	125,048	428
Effect of exchange rates differences	2,544	(429)	4,349	4,646
Net increase (decrease) in cash and cash equivalents	122,331	27,436	139,712	31,906
Cash and cash equivalents, beginning of period	87,301	208,996	69,920	204,526
Cash and cash equivalents, end of period	$ 209,632	$ 236,432	$ 209,632	$ 236,432
Supplemental disclosure of cash flow information:
Income taxes paid	$ 804	$ 3,515	$ 1,248	$ 6,326
Interest paid	$ 346	$ 13	$ 756	$ 308
Supplemental disclosure of non-cash investing and financing activities:
Fixed assets purchased under capital leases	$ 92	$ -	$ 447	$ 655
Dividends paid in form of assets	$ -	$ -	$ 18,348	$ -
Acquisition:
Fair value of ordinary shares issued	$ 3,062	$ -	$ 3,062	$ -
Cash consideration	$ -	$ 19	$ 3,524	$ 5,308
Cash consideration payable	$ 2,670	$ 3,061	$ 2,670	$ 3,061
Assets acquired	$ 5,732	$ 3,080	$ 9,256	$ 8,369

Footnotes

 Explanation of the Company's Adjusted (i.e. non-GAAP) financial measures and the related reconciliations to GAAP financial measures are included in the accompanying "Non-GAAP Disclosure" and the "Consolidated Adjusted Statements of Operations".